FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For February 9, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


   Exhibit         Date                      Description of Exhibit
   -------         ----                      ----------------------

      1       2007/02/08     IIJ Announces Third Quarter Results for the Year
                             Ending March 31, 2007
      2       2007/02/08     IIJ Announces its Plan for the Annual Dividend for
                             the Fiscal Year Ending March 31, 2007

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Internet Initiative Japan Inc.




Date:  February 9, 2007             By:  /s/ Koichi Suzuki
                                         ---------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

EXHIBIT 1
---------

IIJ Announces Third Quarter Results for the Year Ending March 31, 2007

   Favorable Results Continued Largely Due to Increasing Outsourcing
                        and Integration Demand


    TOKYO--(BUSINESS WIRE)--Feb. 8, 2007--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange First Section: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the third quarter of the fiscal year ending March 31, 2007 ("FY2006").(1)

    Highlights of Third Quarter FY2006 Results

    -- Revenue totaled JPY 13,587 million ($114.2 million), an increase of 14.5% from 3Q05.

    -- Operating income was JPY 986 million ($8.3 million), an increase of 42.7% from 3Q05.

    -- Net income was JPY 1,405 million ($11.8 million), an increase of 18.2% from 3Q05.

    Target for FY2006(2)

    -- IIJ revised its targets for FY2006 that were announced on November 2, 2006. The revised targets are JPY 56.5 billion for revenues, JPY 3.4 billion for operating income, JPY 5.2 billion for income before income tax expense (benefit)(3) and JPY 5.2 billion for net income.

    -- As announced today, we plan to pay an annual cash dividend of JPY 1,500 per one share of common stock for FY2006.

    Overview of 3rd Quarter of FY2006 Financial Results and Business
Outlook(2)

    "Our financial results continued to be very favorable this quarter," said Koichi Suzuki, President and CEO of IIJ. "This was largely due to continued increasing demand from our corporate customers for outsourcing services and systems integration. Corporate customers are expanding their use of Internet Protocol in their information systems and have been more willing to invest in their information systems to increase their competitiveness. To capture the demand, we have been developing products based on our high engineering skills and enhancing our solutions line-up. We started to provide services such as "IIJ Secure MX Service" and "IIJ Managed Firewall" this quarter. "IIJ Secure MX Service" is a service that provides comprehensive e-mail security functions for corporate risk management, such as anti-spam, the recording of all incoming and outgoing e-mails, the encryption of e-mail connections and the provision of on-line storage. We have received many orders and inquiries for this service since we introduced it last October and currently we provide our anti-spam solutions to over 200,000 e-mail accounts. We are also actively involved in research and development activities, such as a pilot program for broadcasting high quality video content of NHK (Japan Broadcasting Corporation) to realize a content distribution platform. We also take part in various projects to develop safer, more secure and more effective usage of the Internet, such as the "Secure Service Platform", a technology to realize a safer and more secure Internet environment, and the international logistics pilot program using RFID."

    "Today, we also announced that we plan to pay an annual cash dividend for FY2006, subject to an approval by our general shareholders' meeting," continued Suzuki. "The payment of dividends will be the first time since our establishment, and we continue to make efforts to pay dividends to our shareholders while simultaneously enhancing our financial position, enhancing our business in the mid and long-term and retaining earnings for new business development (please refer to the press release that we made today for the details)."

    "In consideration of our achievements through the third quarter, we revised our target for our financial results for FY2006 favorably," said Akihisa Watai, CFO of IIJ. "We believe that the increase in value-added services and systems integration revenues will continue to contribute to continued growth in revenues and income."

3rd Quarter FY2006 Financial Results
----------------------------------------------------------------------
              Operating Results Summary              (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                              3Q06      3Q05   change
----------------------------------------------------------------------
Total Revenues                                13,587    11,870   14.5%
----------------------------------------------------------------------
Total Costs                                   10,727     9,652   11.1%
----------------------------------------------------------------------
SG&A Expenses and R&D                          1,874     1,527   22.7%
----------------------------------------------------------------------
Operating Income                                 986       691   42.7%
----------------------------------------------------------------------
Income before Income Tax Expense               1,603     1,333   20.3%
----------------------------------------------------------------------
Net Income                                     1,405     1,189   18.2%
----------------------------------------------------------------------

    Revenues

    Revenues in 3Q06 totaled JPY 13,587 million, an increase of 14.5% from JPY 11,870 million in 3Q05.

                      Revenues                       (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              3Q06     3Q05   change
----------------------------------------------------------------------
Total Revenues:                               13,587  11,870     14.5%
----------------------------------------------------------------------
Connectivity and Value-added Services          6,100   5,840      4.4%
----------------------------------------------------------------------
Systems Integration                            7,093   5,261     34.8%
----------------------------------------------------------------------
Equipment Sales                                  394     769   (48.8%)
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 6,100 million in 3Q06, an increase of 4.4% compared to 3Q05. The increase was mainly due to an increase in revenues from value-added services.

    SI revenues increased 34.8% to JPY 7,093 million in 3Q06 compared to 3Q05. The increase was due to an increase in one-time revenues from network design, construction and consultation and a steady increase in monthly recurring revenues from network operation and maintenance.

    Equipment sales revenues were JPY 394 million in 3Q06, a decrease of 48.8% compared to 3Q05.

    Cost and expense

    Cost of revenues was JPY 10,727 million in 3Q06, an increase of 11.1% compared to 3Q05.

                  Cost of Revenues                   (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              3Q06     3Q05   change
----------------------------------------------------------------------
Cost of Revenues:                             10,727   9,652     11.1%
----------------------------------------------------------------------
Connectivity and Value-added Services          5,073   5,035      0.7%
----------------------------------------------------------------------
Systems Integration                            5,322   3,910     36.1%
----------------------------------------------------------------------
Equipment Sales                                  332     707   (52.9%)
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 5,073 million in 3Q06, an increase of 0.7% compared to 3Q05.

    Cost of SI revenues was JPY 5,322 million in 3Q06, an increase of 36.1% compared to 3Q05. The increase was mainly due to an increase in revenues from systems integration projects.

    Cost of Equipment Sales revenues was JPY 332 million in 3Q06, a decrease of 52.9% compared to 3Q05. The decrease was mainly due to a decrease in revenues from equipment sales.

    Sales and marketing expenses were JPY 910 million in 3Q06, an increase of 20.6% compared to 3Q05. The increase was mainly due to an increase in advertising expenses and personnel expenses along with business expansion.

    General and administrative expenses were JPY 924 million in 3Q06, an increase of 25.0% compared to 3Q05. The increase was mainly due to an increase in personnel expenses.

    Operating income

    Operating income was JPY 986 million in 3Q06, an increase of 42.7% compared to 3Q05. The increase was mainly due to the increase in revenues from relatively higher-margin value-added services and systems integration.

    Other income and others

    Other income in 3Q06 was JPY 617 million, a decrease of 3.8% from JPY 642 million in 3Q05. The gain from the sale of available-for-sale securities in 3Q06 was JPY 757 million.

    Income tax expense in 3Q06 was JPY 92 million, compared to income tax expense of JPY 28 million in 3Q05. Minority interests in earnings of subsidiaries in 3Q06 was JPY 70 million. Equity in net loss of equity method investees in 3Q06 was JPY 36 million.

    Net income was JPY 1,405 million in 3Q06, an increase of 18.2% compared to 3Q05.

    3rd Quarter FY2006 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    For dedicated access services, the number of contracts increased by 2,939 to 16,663 compared to 3Q05. Total contracted bandwidth increased by 185.5 Gbps to 260.0 Gbps compared to 3Q05.

    Dedicated access service revenues were JPY 2,703 million, an increase of 4.8% compared to 3Q05. The increase was mainly due to the shift to higher speed bandwidth by customers in IP Services, which are mainly used for Internet connections in corporate headquarters and data centers, and an increase in the number of contracts for broadband services that connect corporate branch offices and shops through Internet VPN.

    Dial-up access service revenues were JPY 604 million in 3Q06, a decrease of 6.6% compared to 3Q05, mainly due to a decrease in revenues from services for individual customers, such as IIJ4U.

    VAS revenues were JPY 1,861 million in 3Q06, an increase of 12.9% compared to 3Q05. The increase was due to an increase in revenues from various types of services, such as e-mail, security and Internet VPN related services and data center services, though there was a factor to decrease the revenues on quarter over quarter comparison, such as a merger between our customers.

    Other revenues were JPY 932 million in 3Q06, a decrease of 3.4% compared to 3Q05.

    As a result, revenues from Internet connectivity and value-added services in 3Q06 were JPY 6,100 million, an increase of 4.4% compared to 3Q05. The gross margin for Internet connectivity and value-added services in 3Q06 was JPY 1,028 million, an increase of 27.6% compared to 3Q05. The gross margin ratio in 3Q06 was 16.8%, compared to 13.8% in 3Q05.

            Number of Contracts for Connectivity Services
----------------------------------------------------------------------
                                                                YoY
                                            3Q06      3Q05    Change
----------------------------------------------------------------------
Dedicated Access Service Contracts          16,663    13,724    2,939
----------------------------------------------------------------------
  IP Service (Low Bandwidth: 64kbps-
   768kbps)                                     69        51       18
----------------------------------------------------------------------
  IP Service (Medium Bandwidth: 1Mbps-
   99Mbps)                                     685       645       40
----------------------------------------------------------------------
  IP Service (High Bandwidth: 100Mbps-)        213       145       68
----------------------------------------------------------------------
  IIJ T1 Standard and IIJ Economy               53       154     (101)
----------------------------------------------------------------------
  IIJ Data Center Connectivity Service         264       240       24
----------------------------------------------------------------------
  IIJ FiberAccess/F and IIJ DSL/F
   (Broadband Services)                     15,379    12,489    2,890
----------------------------------------------------------------------
Dial-up Access Service Contracts           570,880   647,464  (76,584)
----------------------------------------------------------------------
  Dial-up Access Services, under IIJ
   Brand                                    58,884    61,640   (2,756)
----------------------------------------------------------------------
  Dial-up Access Services, OEM(4)          511,996   585,824  (73,828)
----------------------------------------------------------------------
Total Contracted Bandwidth                260.0Gbps 185.5Gbps 74.5Gbps
----------------------------------------------------------------------

   Connectivity and VAS Revenue Breakdown and Cost   (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              3Q06     3Q05    Change
----------------------------------------------------------------------
Connectivity Service Revenues                  3,307    3,227     2.5%
----------------------------------------------------------------------
  Dedicated Access Service Revenues            2,703    2,580     4.8%
----------------------------------------------------------------------
    IP Service (5)                             2,113    1,987     6.3%
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy               43       98  (55.8%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
     (Broadband Services)                        547      495    10.6%
----------------------------------------------------------------------
  Dial-up Access Service Revenues                604      647   (6.6%)
----------------------------------------------------------------------
    Under IIJ Brand                              405      421   (3.8%)
----------------------------------------------------------------------
    OEM                                          199      226  (11.9%)
----------------------------------------------------------------------
VAS Revenues                                   1,861    1,649    12.9%
----------------------------------------------------------------------
Other Revenues                                   932      964   (3.4%)
----------------------------------------------------------------------
       Total Connectivity and VAS Revenues     6,100    5,840     4.4%
----------------------------------------------------------------------
Cost of Connectivity and VAS                   5,073    5,035     0.7%
----------------------------------------------------------------------
Backbone Cost (included in the cost
of Connectivity and VAS)                         888      884     0.5%
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio         16.8%    13.8%     --
----------------------------------------------------------------------

    Systems Integration

    Revenue from systems integration was JPY 7,093 million in 3Q06, an increase of 34.8% compared to 3Q05. The increase was due to an increase of 23.7% in monthly recurring revenues from outsourced operations compared to 3Q05 as well as a significant increase of 47.7% in one-time revenues from the construction of networks compared to 3Q05. The gross margin for systems integration in 3Q06 was JPY 1,772 million and the gross margin ratio in 3Q06 was 25.0%, compared to 25.7% in 3Q05.

   Systems Integration Revenue Breakdown and Cost    (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                              3Q06     3Q05   Change
----------------------------------------------------------------------
Systems Integration Revenues                   7,093   5,261     34.8%
----------------------------------------------------------------------
                    Systems Integration        3,605   2,440     47.7%
----------------------------------------------------------------------
                    Outsourced Operation       3,488   2,821     23.7%
----------------------------------------------------------------------
Cost of Systems Integration                    5,322   3,910     36.1%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio          25.0%   25.7%      --
----------------------------------------------------------------------

    Equipment Sales

    Revenue from equipment sales was JPY 394 million in 3Q06. The gross margin ratio for equipment sales in 3Q06 was 15.4%, compared to 8.0% in 3Q05.

          Equipment Sales Revenue and Cost           (JPY in millions)
                                                               YoY %
                                              3Q06     3Q05    Change
----------------------------------------------------------------------
Equipment Sales Revenues                         394      769  (48.8%)
----------------------------------------------------------------------
Cost of Equipment Sales                          332      707  (52.9%)
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio              15.4%     8.0%     --
----------------------------------------------------------------------

    Other Financial Statistics

             Other Financial Statistics              (JPY in millions)
----------------------------------------------------------------------
                                                               YoY %
                                             3Q06      3Q05   change
----------------------------------------------------------------------
Adjusted EBITDA(6)                             2,044   1,751     16.8%
----------------------------------------------------------------------
CAPEX, including capital leases(7)             1,250   1,697   (26.3%)
----------------------------------------------------------------------
Depreciation and amortization                  1,058   1,060    (0.1%)
----------------------------------------------------------------------

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income in IIJ's consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 2:

                   Adjusted EBITDA                   (JPY in millions)
----------------------------------------------------------------------
                                                       3Q06    3Q05
----------------------------------------------------------------------
Adjusted EBITDA                                        2,044    1,751
----------------------------------------------------------------------
Depreciation and Amortization                         (1,058)  (1,060)
----------------------------------------------------------------------
Operating Income                                         986      691
----------------------------------------------------------------------
Other Income                                             617      642
----------------------------------------------------------------------
Income Tax Expense (Benefit)                              92       28
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries           (70)    (137)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method
 Investees                                               (36)      21
----------------------------------------------------------------------
Net Income                                             1,405    1,189
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment in IIJ's consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP and presented in Appendix 3:

                        CAPEX                        (JPY in millions)
----------------------------------------------------------------------
                                                       3Q06    3Q05
----------------------------------------------------------------------
CAPEX, including capital leases                        1,250    1,697
----------------------------------------------------------------------
Acquisition of Assets by Entering into Capital Leases    824    1,308
----------------------------------------------------------------------
Purchase of Property and Equipment                       426      389
----------------------------------------------------------------------

    Target

    In consideration of recent trends in the Company's financial results mentioned in the overview of the financial results and business outlook, IIJ revised its targets for its FY2006 financial results. The revised targets are as follows:

                                                     (JPY in millions)
----------------------------------------------------------------------
                                    Income before
 Revenues   Operating Income          Income Tax          Net Income
                                  Expense (Benefit)
----------------------------------------------------------------------
    56,500              3,400                     5,200         5,200
----------------------------------------------------------------------

    As announced today, IIJ plans to pay an annual cash dividend of JPY 1,500 per one share of common stock for the fiscal year ending March 31, 2007.

    Presentation

    On February 9, 2007, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange First Section: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 3Q06 results, translations of Japanese yen amounts into U.S. dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 119.02 = US$1.00.

    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2006 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 11, 2006, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q06 earnings release, presently scheduled for release in May 2007.

    (3) In this document, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

    (4) OEM services provided to other service providers.

    (5) IP Service revenues includes revenues from Data Center
Connectivity Service.

    (6) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

    (7) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

                                                            Appendix 1
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
          Quarterly Consolidated Balance Sheets (Unaudited)
----------------------------------------------------------------------
             (As of December 31, 2006 and March 31, 2006)

----------------------------------------------------------------------
                        As of December 31, 2006   As of March 31, 2006
----------------------------------------------------------------------
                     Thousands
                      of U.S.  Thousands of   %   Thousands of    %
                      Dollars       Yen                Yen
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash                 117,250   13,955,110          13,727,021
 Accounts
  receivable, net of
  allowance for
  doubtful accounts
  of JPY 24,690
  thousand and JPY
  23,411 thousand at
  December 31, 2006
  and March 31,
  2006, respectively   68,640    8,169,550          11,962,304
 Short-term
  investment               99       11,809                  --
 Inventories            9,143    1,088,259             851,857
 Prepaid expenses      13,132    1,562,891           1,031,325
 Other current
  assets, net of
  allowance for
  doubtful accounts
  of JPY 3,850
  thousand and JPY
  33,250 thousand at
  December 31, 2006
  and March 31,
  2006, respectively    8,376      996,890             214,121
                     ----------------------       -------------
   Total current
    assets            216,640   25,784,509   56.7   27,786,628   54.8
INVESTMENTS IN AND
 ADVANCES TO EQUITY
 METHOD INVESTEES,
 net of loan loss
 valuation allowance
 of JPY 16,701
 thousand at
 December 31, 2006
 and March 31, 2006     8,473    1,008,407    2.2    1,162,971    2.3
OTHER INVESTMENTS      45,719    5,441,508   12.0    8,020,705   15.8
PROPERTY AND
 EQUIPMENT--Net        79,123    9,417,245   20.7   10,299,496   20.3
INTANGIBLE ASSETS--
 Net                    5,641      671,429    1.5      632,594    1.2
GUARANTEE DEPOSITS     13,301    1,583,128    3.5    1,549,653    3.1
OTHER ASSETS, net of
 allowance for
 doubtful accounts
 of JPY 66,366
 thousand and JPY
 40,980 thousand at
 December 31, 2006
 and March 31, 2006,
 respectively          13,081    1,556,832    3.4    1,252,942    2.5
                     ----------------------       -------------
TOTAL                 381,978   45,463,058  100.0   50,704,989  100.0
                     ----------------------       -------------

LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES:
 Short-term
  borrowings           47,051    5,600,000           4,555,000
 Long-term
  borrowings--
  current portion       8,405    1,000,363           1,989,963
 Payable under
  securities loan
  agreement             4,719      561,600             999,600
 Capital lease
  obligations--
  current portion      23,929    2,848,075           3,003,914
 Accounts payable      48,799    5,808,051          10,107,942
 Accrued expenses       5,588      665,112             540,027
 Other current
  liabilities          16,757    1,994,410           1,702,208
                     ----------------------       -------------
   Total current
    liabilities       155,248   18,477,611   40.6   22,898,654   45.2
LONG-TERM BORROWINGS       --           --     --      290,000    0.6
CAPITAL LEASE
 OBLIGATIONS--
 Noncurrent            36,094    4,295,908    9.5    4,980,659    9.8
ACCRUED RETIREMENT
 AND PENSION COSTS      3,215      382,619    0.8      223,332    0.4
OTHER NONCURRENT
 LIABILITIES            5,042      600,167    1.3      827,086    1.6
                     ----------------------       -------------
   Total Liabilities  199,599   23,756,305   52.2   29,219,731   57.6
                     ----------------------       -------------
MINORITY INTEREST      12,043    1,433,341    3.2    1,263,320    2.5
                     ----------------------       -------------
COMMITMENTS AND
 CONTINGENCIES             --           --     --           --     --
SHAREHOLDERS'
 EQUITY:

 Common-stock
 --authorized,
  377,600 shares;
  issued and
  outstanding,
  204,300 shares at
  December 31, 2006
  and March 31, 2006  141,437   16,833,847   37.0   16,833,847   33.2
 Additional paid-in
  capital             223,485   26,599,217   58.5   26,599,217   52.5
 Accumulated deficit (213,591) (25,421,633) (55.9) (29,680,482) (58.5)
 Accumulated other
  comprehensive
  income               19,713    2,346,219    5.2    6,553,594   12.9
 Treasury stock--777
  shares held by an
  equity method
  investee at
  December 31, 2006,
  and March 31, 2006     (708)     (84,238)  (0.2)     (84,238)  (0.2)
                     ----------------------       -------------
   Total
    shareholders'
    equity            170,336   20,273,412   44.6   20,221,938   39.9
                     ----------------------       -------------
TOTAL                 381,978   45,463,058  100.0   50,704,989  100.0
                     ----------------------       -------------

----------------------------------------------------------------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 29, 2006.

                                                            Appendix 2
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
       Quarterly Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------
 (For the three months ended December 31, 2006 and December 31, 2005)

----------------------------------------------------------------------
                       Three Months Ended         Three Months Ended
                        December 31, 2006          December 31, 2005
                 -----------------------------------------------------
                 Thousands               % of                  % of
                  of U.S.  Thousands     total   Thousands     total
                  Dollars     of Yen    revenues    of Yen    revenues
----------------------------------------------------------------------
REVENUES:
 Connectivity
  and value-
  added
  services:
  Dedicated
   access          22,709   2,702,783             2,579,659
  Dial-up access    5,080     604,570               647,596
  Value-added
   services        15,637   1,861,118             1,648,893
  Other             7,829     931,872               964,417
                 ---------------------           -----------
   Total           51,255   6,100,343             5,840,565
Systems
 integration       59,598   7,093,326             5,260,867
Equipment sales     3,305     393,436               768,794
                 ---------------------           -----------
   Total
    revenues      114,158  13,587,105     100.0  11,870,226     100.0
                 ---------------------           -----------
COST AND
 EXPENSES:
 Cost of
  connectivity
  and value-
  added services   42,621   5,072,712             5,034,990
 Cost of systems
  integration      44,712   5,321,685             3,910,321
 Cost of
  equipment
  sales             2,798     333,035               707,030
                 ---------------------           -----------
   Total cost      90,131  10,727,432      78.9   9,652,341      81.3
 Sales and
  marketing         7,647     910,087       6.7     754,918       6.4
 General and
  administrative    7,764     924,021       6.8     738,931       6.2
 Research and
  development         334      39,786       0.3      33,331       0.3
                 ---------------------           -----------
   Total cost
    and expenses  105,876  12,601,326      92.7  11,179,521      94.2
                 ---------------------           -----------
OPERATING INCOME    8,282     985,779       7.3     690,705       5.8
                 ---------------------           -----------
OTHER INCOME:
 Interest income       31       3,701                 1,795
 Interest
  expense            (830)    (98,861)             (108,252)
 Foreign
  exchange
  losses               (2)       (244)               (1,650)
 Gain on other
  investments--
  net               6,356     756,521               736,212
 Other--net          (367)    (43,720)               13,693
                 ---------------------           -----------
  Other income--
   net              5,188     617,397       4.5     641,798       5.4
                 ---------------------           -----------
INCOME FROM
 OPERATIONS
 BEFORE INCOME
 TAX EXPENSE,
 MINORITY
 INTERESTS AND
 EQUITY IN NET
 INCOME (LOSS)
 OF EQUITY
 METHOD
 INVESTEES         13,470   1,603,176      11.8   1,332,503      11.2
INCOME TAX
 EXPENSE              778      92,596       0.7      27,449       0.2
MINORITY
 INTERESTS IN
 EARNINGS OF
 SUBSIDIARIES        (588)    (69,927)     (0.5)   (137,167)     (1.2)
EQUITY IN NET
 INCOME (LOSS)
 OF EQUITY
 METHOD
 INVESTEES           (300)    (35,724)     (0.3)     20,964       0.2
                 ---------------------           -----------
NET INCOME         11,804   1,404,929      10.3   1,188,851      10.0
----------------------------------------------------------------------

----------------------------------------------------------------------
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                              203,989               195,565
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                              204,224               196,132
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS                         81,595,600            78,226,000
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS                         81,689,600            78,452,800
BASIC NET INCOME
 PER SHARE          57.86                 6,887                 6,079
DILUTED NET
 INCOME PER
 SHARE              57.80                 6,879                 6,061
BASIC NET INCOME
 PER ADS
 EQUIVALENT          0.14                 17.22                 15.20
DILUTED NET
 INCOME PER ADS
 EQUIVALENT          0.14                 17.20                 15.15
----------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 29, 2006.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.

                                                            Appendix 3
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------
 (For the three months ended December 31, 2006 and December 31, 2005)

----------------------------------------------------------------------
                                      Three Months       Three Months
                                         Ended              Ended
                                      December 31,       December 31,
                                          2006               2005
                                 -------------------------------------
                                 Thousands
                                  of U.S.  Thousands of Thousands of
                                  Dollars       Yen           Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                        11,804    1,404,929      1,188,851
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Depreciation and amortization     8,893    1,058,490      1,059,859
  Provision for (reversal of)
   doubtful accounts                   38        4,471        (16,180)
  Gains on other investments--net  (6,356)    (756,521)      (736,212)
  Foreign exchange losses (gains)      36        4,321         (3,495)
  Equity in net loss (income) of
   equity method investees            300       35,724        (20,964)
  Minority interests in earnings
   of subsidiaries                    588       69,927        137,167
  Deferred income tax expense         184       21,871         11,262
  Others                            1,752      208,481            138
 Changes in operating assets and
  liabilities:
  Increase in accounts receivable  (2,383)    (283,644)       (27,566)
  Increase in inventories,
   prepaid expenses and other
   current and noncurrent assets   (5,909)    (703,233)      (672,961)
  Increase (decrease) in accounts
   payable                          6,992      832,177       (954,857)
  Increase in accrued expenses,
   other current and noncurrent
   liabilities                      1,398      166,449        985,923
----------------------------------------------------------------------
    Net cash provided by
     operating activities          17,337    2,063,442        950,965
----------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of property and
  equipment                        (3,583)    (426,499)      (389,008)
 Purchase of short-term and other
  investments                      (3,504)    (417,043)      (281,181)
 Proceeds from sales of other
  investments                       8,312      989,247        755,583
 Acquisition of businesses           (628)     (74,751)            --
 Refund (payment) of guarantee
  deposits--net                      (278)     (33,039)         2,655
 Other                               (109)     (12,949)        36,943
----------------------------------------------------------------------
    Net cash provided by
     investing activities             210       24,966        124,992
----------------------------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from issuance of short-
  term borrowings with initial
  maturities over three months     34,868    4,150,000             --
 Repayments of short-term
  borrowings with initial
  maturities over three months
  and long-term borrowings        (37,053)  (4,410,113)      (209,133)
 Proceeds from securities loan
  agreement                           678       80,640      2,162,640
 Repayments of securities loan
  agreement                            --           --     (2,552,080)
 Principal payments under capital
  leases                           (7,277)    (866,065)      (797,392)
 Net increase in short-term
  borrowings                          420       50,000        248,039
 Proceeds from issuance of common
  stock, net of issuance cost          --           --      6,030,064
----------------------------------------------------------------------
    Net cash provided by (used
     in) financing activities      (8,364)    (995,538)     4,882,138
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES
 ON CASH                               20        2,495          8,901

NET INCREASE IN CASH                9,203    1,095,365      5,966,996
CASH, BEGINNING OF EACH PERIOD    108,047   12,859,745      6,953,496
----------------------------------------------------------------------
CASH, END OF EACH PERIOD          117,250   13,955,110     12,920,492
----------------------------------------------------------------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 29, 2006.

======================================================================

(English Translation)


    Overview of Financial Results for the Nine Months Ended December 31, 2006
                                 (Consolidated)

      (Prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"))

                                                                February 8, 2007

Company name  Internet Initiative Japan Inc.
("IIJ", stock code number: 3774, the First Section of the Tokyo Stock Exchange ("TSE"))
(URL http://www.iij.ad.jp/)

Contacts Company representative: Koichi Suzuki, President and Representative Director
Person-in-charge: Akihisa Watai, Director and CFO TEL: (03)-5259-6500

1.   Items regarding Preparation of Quarterly Consolidated Financial Results

(1)  Adoption of simplified accounting method: No

(2)  Changes in accounting method from the most recent fiscal year: No

(3)  Changes in scope of consolidation and equity method: Yes

     IIJ added 1 subsidiary into the consolidation.

2. Overview of Financial Results for the Nine Months Ended December 31, 2006 (April 1, 2006 through December 31, 2006)

(1)  Consolidated Results of Operations

                                                (Amounts less than one million yen are rounded)

-----------------------------------------------------------------------------------------------
                            Total revenues         Operating income    Income before income tax
                                                                           expense (benefit)
-----------------------------------------------------------------------------------------------
                          Millions of Yen  %        Millions of Yen  %     Millions of Yen  %
Nine months ended
December 31, 2006                  40,031 18.9              2,356  63.1             3,748  20.4
Nine months ended
December 31, 2005                  33,679 14.4              1,445 144.1             3,111 307.4
-----------------------------------------------------------------------------------------------
(For reference) Year
ended March 31, 2006               49,813                   2,411                   5,379
-----------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
                              Net Income        Basic Net Income per   Diluted Net Income per
                                                         Share                   Share
-----------------------------------------------------------------------------------------------
                          Millions of Yen   %             Yen                     Yen
Nine months ended
December 31, 2006                   4,259  51.4                  20,878                  20,858
Nine months ended
December 31, 2005                   2,812 332.2                  14,580                  14,559
-----------------------------------------------------------------------------------------------
(For reference) Year
 ended March 31, 2006               4,754                        24,301                  24,258
-----------------------------------------------------------------------------------------------

(Notes)

1) Equity in net income (loss) of equity method investees was equity in net loss of JPY 161 million, equity in net income of JPY 53 million and equity in net loss of JPY 14 million for the nine months ended December 31, 2006, the nine months ended December 31, 2005 and the fiscal year ended March 31, 2006, respectively.

2) The weighted-average number of shares of common stock outstanding (consolidated) was 203,989, 192,872 and 195,613 for the nine months ended December 31, 2006, the nine months ended December 31, 2005 and the year ended March 31, 2006, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the fiscal year ended March 31, 2006.

3) In this document, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

4) The percentage figures for total revenues, operating income and others show an increase or decrease compared to the same quarter in the last fiscal year.

(2) Changes in Consolidated Financial Position   (Amounts less than one million yen are rounded)
----------------------------------------------------------------------------------------------------
                             Total Assets     Shareholders'      Equity-to-Assets    Shareholders'
                                                 Equity               Ratio        Equity per Share
----------------------------------------------------------------------------------------------------
                            Millions of Yen   Millions of Yen           %                Yen
As of December 31, 2006           45,463            20,273              44.6             99,385
As of December 31, 2005           43,952            19,050              43.3             93,387
----------------------------------------------------------------------------------------------------
(For reference) As of
March 31, 2006                    50,705            20,222              39.9             99,132
------------------------------------------------------------------------------------------------

(Note)

The number of shares of common stock outstanding (consolidated) was 203,989, 203,989 and 203,989 as of December 31, 2006, December 31, 2005 and March 31,
2006, respectively.

(3) Consolidated Cash Flows                       (Amounts less than one million yen are rounded)
------------------------------------------------------------------------------------------------
                       Net cash provided  Net cash provided  Net cash provided   Cash and cash
                          by operating       by (used in)       by (used in)    equivalents at end
                           activities         investing          financing          of period
                                              activities         activities
------------------------------------------------------------------------------------------------
                        Millions of Yen   Millions of Yen   Millions of Yen    Millions of Yen
Nine months ended
December 31, 2006                 4,576            (1,097)           (3,246)            13,955
Nine months ended
December 31, 2005                 3,948               971             2,685             12,920
------------------------------------------------------------------------------------------------
(For reference) Year
ended March 31, 2006              6,559             1,805                39             13,727
------------------------------------------------------------------------------------------------

* The financial statements and others in this document are unaudited.

3. Results of Operations and Financial Conditions

[Qualitative Information Regarding Results of Operations]

(1) Overview of Financial Results for the Nine Months ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

   For the nine months ended December 31, 2006, the revenues and profits increased compared to the nine months ended December 31, 2005, affected by an increase of corporate investment in information networks and expansion of Internet usage.

   The IIJ Group provides high quality comprehensive suite of Internet connectivity services, value-added services such as e-mail, security, network-related services, and systems integration, along with expansion of broadband in corporate customers, such as Internet VPN to connect corporate branch offices and shops with broadband services and an increase in customers' demands for Internet engineering skills because corporate customers are having open systems for their internal network systems.

   For the recent topics, IIJ started to provide "IIJ Secure MX Service" in October 2006 and IIJ have received many orders and inquiries for this service. It is a service that provides comprehensive e-mail security functions for corporate risk management, such as anti-spam, the recording of all incoming and outgoing e-mails, the encryption of e-mail connections and the provision of on-line storage. At the end of the nine months ended December 31, 2006, IIJ provides its anti-spam solutions to over 200,000 e-mail accounts.

   The IIJ Group is also actively involved in research and development activities, such as a pilot program for broadcasting high quality video content, such as NHK (Japan Broadcasting Corporation) program "Project X: The challengers" provided by NHK Enterprises, Inc. and other hi-vision video. The IIJ Group also take part in various projects to develop safer, more secure and more effective usage of the Internet, such as the "Secure Service Platform", a technology to realize a safer and more secure Internet environment, and the international logistics pilot program using RFID.

   As a result, for the IIJ Group's consolidated results of operation for the nine months ended December 31, 2006, total revenues amounted to JPY 40,031 million, an increase of 18.9% compared to the nine months ended December 31, 2005. Operating income amounted to JPY 2,356 million, an increase of 63.1% compared to the nine months ended December 31, 2005. Income before income tax benefit amounted to JPY 3,748 million, an increase of 20.4% compared to the nine months ended December 31, 2005 and net income amounted to JPY 4,259 million, an increase of 51.4% compared to the nine months ended December 31, 2005.

(2) Analysis of the Results of Operations

1) Revenues

   Revenues for the nine months ended December 31, 2006 totaled JPY 40,031 million, an increase of 18.9% compared to the nine months ended December 31, 2005.

----------------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended           Nine months ended
                                                        December 31, 2006           December 31, 2005
                                                      (From April 1, 2006 to      (From April 1, 2005 to         YoY %
                                                        December 31, 2006)          December 31, 2005)          Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
Connectivity and value-added services ("VAS")                           18,120                      17,374             4.3
----------------------------------------------------------------------------------------------------------------------------
Systems Integration ("SI")                                              20,347                      14,263            42.7
----------------------------------------------------------------------------------------------------------------------------
Equipment Sales                                                          1,564                       2,042           (23.4)
----------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                          40,031                      33,679            18.9
----------------------------------------------------------------------------------------------------------------------------

   Connectivity and VAS revenues were JPY 18,120 million for the nine months ended December 31, 2006, an increase of 4.3% compared to the nine months ended December 31, 2005.

    SI revenues increased by 42.7% from the nine months ended December 31, 2005 to JPY 20,347 million for the nine months ended December 31, 2006. The increase was mainly due to a steady increase in revenues from network system outsourcing and maintenance which generated recurring revenues and increase in one-time revenues from network design, construction and consultation.

   Equipment sales revenues were JPY 1,564 million for the nine months ended December 31, 2006, a decrease of 23.4 % compared to the nine months ended December 31, 2005.

2) Cost of Revenues

   The cost of revenues was JPY 32,309 million for the nine months ended December 31, 2006, an increase of 16.9% compared to the nine months ended December 31, 2005.


----------------------------------------------------------------------------------------------------------------------------
                                                       Nine months ended            Nine months ended
                                                        December 31, 2006           December 31, 2005
                                                      (From April 1, 2006 to      (From April 1, 2005 to         YoY %
                                                        December 31, 2006)          December 31, 2005)          Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
Connectivity and VAS                                                    15,397                      14,987             2.7
----------------------------------------------------------------------------------------------------------------------------
SI                                                                      15,514                      10,739            44.5
----------------------------------------------------------------------------------------------------------------------------
Equipment Sales                                                          1,398                       1,917           (27.0)
----------------------------------------------------------------------------------------------------------------------------
Total Cost of Revenues                                                  32,309                      27,643            16.9
----------------------------------------------------------------------------------------------------------------------------

   The cost of connectivity and VAS revenues was JPY 15,397 million for the nine months ended December 31, 2006, an increase of 2.7% compared to the nine months ended December 31, 2005.

   The cost of SI revenues increased by 44.5% to JPY 15,514 million for the nine months ended December 31, 2006 from the nine months ended December 31, 2005, mainly due to an increase in revenues from systems integration.

   The cost of equipment sales revenues was JPY 1,398 million for the nine months ended December 31, 2006, a decrease of 27.0% compared to the nine months ended December 31, 2005, mainly due to a decrease in revenues from equipment sales.

3) Sales and Marketing Expenses

   Sales and marketing expenses were JPY 2,543 million for the nine months ended December 31, 2006, an increase of 9.5% compared to the nine months ended December 31, 2005. The increase was mainly due to an increase in personnel expenses and advertising expenses along with the business expansion.

4) General and Administrative Expenses

   General and administrative expenses were JPY 2,701 million for the nine months ended December 31, 2006, an increase of 25.5% compared to the nine months ended December 31, 2005. The increase was mainly due to an increase in personnel related expenses.

5) Operating Income

   Operating income was JPY 2,356 million for the nine months ended December 31, 2006, an increase of 63.1% compared to the nine months ended December 31, 2005. The increase was mainly due to the increase in gross margin, which was caused by the increase in revenues from value-added services and systems integration.

6) Other Income and Others

   Other income for nine months ended December 31, 2006 was JPY 1,391 million, a decrease of 16.5% compared to the nine months ended December 31, 2005. The increase included a gain from sale of available-for-sale securities of JPY 1,680 million.

   Income tax benefit for the nine months ended December 31, 2006 was JPY 867 million. The benefit was mainly because of deferred tax benefits of JPY 1,223 million resulting from a release of valuation allowance against deferred tax assets related to tax operating loss carryforwards and others. Minority interests in earnings of subsidiaries for the nine months ended December 31, 2006 was JPY 195 million. Equity in net loss of equity method investees for the nine months ended December 31, 2006 was JPY 161 million.

7) Net Income

   Net income for the nine months ended December 31, 2006 was JPY 4,259 million, an increase of 51.4% compared to the nine months ended December 31, 2005.

c. Analysis by Service

1) Connectivity and VAS

   Dedicated access service revenues have been in the increasing trend in quarterly (3 months) comparison. However, the revenue decreased by 0.2% to JPY 8,006 million mainly related to a decrease by JPY 468 million in interconnection revenues between IIJ's network and Asia Internet Holding Co., Ltd. ("AIH"), IIJ's former equity method investee, because AIH merged into IIJ. The increase in the number of new contracts and contracted bandwidth for IP Service are the main factors for the increasing trend.

   Dial-up access service revenues were JPY 1,817 million for the nine months ended December 31, 2006, a decrease of 10.4% compared to the nine months ended December 31, 2005. The decrease was mainly due to the decrease in revenues from services for individual customers, such as IIJ4U, as well as the discontinuance of services of a large customer to which IIJ provided its services as OEM.

   VAS revenues were JPY 5,508 million for the nine months ended December 31, 2006, an increase of 22.5% compared to the nine months ended December 31, 2005. The increase was due to an increase in revenues from various types of services, such as e-mail, security and network-related outsourcing services and data center services, though there was a factor to decrease the revenues on quarter over quarter comparison, such as a merger between IIJ's major customers (in October).

   Other revenues were JPY 2,789 million for the nine months ended December 31, 2006, a decrease of 1.4% compared to the nine months ended December 31, 2005.

   As a result, revenues from connectivity and VAS for the nine months ended December 31, 2006 were JPY 18,120 million, an increase of 4.3% compared to the nine months ended December 31, 2005. The gross margin of connectivity and VAS was JPY 2,723 million, an increase of 14.1% compared to the nine months ended December 31, 2005 and the gross margin ratio was 15.0%.

(Connectivity and VAS Revenue Breakdown and Cost)

----------------------------------------------------------------------------------------------------------------------------
                                                         Nine months ended         Nine months ended
                                                         December 31, 2006          December 31, 2005
                                                      (From April 1, 2006 to      (From April 1, 2005 to         YoY %
                                                        December 31, 2006)          December 31, 2005)          Change
----------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen              %
Connectivity and VAS Revenues                                           18,120                      17,374             4.3
----------------------------------------------------------------------------------------------------------------------------
   Dedicated Access Service Revenues                                     8,006                       8,022            (0.2)
----------------------------------------------------------------------------------------------------------------------------
   Dial-up Access Service Revenues                                       1,817                       2,029           (10.4)
----------------------------------------------------------------------------------------------------------------------------
   VAS Revenues                                                          5,508                       4,495            22.5
----------------------------------------------------------------------------------------------------------------------------
   Other Revenues                                                        2,789                       2,828            (1.4)
----------------------------------------------------------------------------------------------------------------------------
Cost of Connectivity and VAS                                            15,397                      14,987             2.7
----------------------------------------------------------------------------------------------------------------------------
   Backbone Cost (included in the cost
   of Connectivity and VAS)                                              2,636                       2,594             1.6
----------------------------------------------------------------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio                                  15.0%                       13.7%              --
----------------------------------------------------------------------------------------------------------------------------

(Number of Contracts for Connectivity Services and Total Contracted Bandwidth)
----------------------------------------------------------------------------------------------------------------------------
                                                    At the end of nine months    At the end of nine months
                                                     ended December 31, 2006      ended December 31, 2005           YoY
                                                    (As of December 31, 2006)    (As of December 31, 2005)         Change
----------------------------------------------------------------------------------------------------------------------------
Dedicated Access Service Contracts                                       16,663                      13,724           2,939
----------------------------------------------------------------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-768kbps)                               69                          51              18
----------------------------------------------------------------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-99Mbps)                             685                         645              40
----------------------------------------------------------------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)                                   213                         145              68
----------------------------------------------------------------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy                                          53                         154            (101)
----------------------------------------------------------------------------------------------------------------------------
    IIJ Data Center Connectivity Service                                    264                         240              24
----------------------------------------------------------------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                                                 15,379                      12,489           2,890
----------------------------------------------------------------------------------------------------------------------------
Dial-up Access Service Contracts                                        570,880                     647,464         (76,584)
----------------------------------------------------------------------------------------------------------------------------
    Dial-up Access Services, under IIJ Brand                             58,884                      61,640          (2,756)
----------------------------------------------------------------------------------------------------------------------------
    Dial-up Access Services, OEM                                        511,996                     585,824         (73,828)
----------------------------------------------------------------------------------------------------------------------------
Total Contracted Bandwidth                                            260.0Gbps                   185.5Gbps        74.5Gbps
----------------------------------------------------------------------------------------------------------------------------

2) SI

   Revenues from SI were JPY 20,347 million for the nine months ended December 31, 2006, an increase of 42.7% compared to the nine months ended December 31, 2005. The one-time revenues from systems construction was JPY 10,254 million, a significant increase of 69.8% compared to the nine months ended December 31, 2005. The recurring revenues from network system outsourcing and maintenance was JPY 10,093 million, a continuous increase of 22.7% compared to the nine months ended December 31, 2005. The gross margin of SI was JPY 4,833 million, an increase of 37.2% compared to the nine months ended December 31, 2005 and the gross margin ratio was 23.8%.


(SI Revenues, Cost of Revenues and Gross Margin Ratio)
---------------------------------------------------------------------------------------------------------------------------
                                                         Nine months ended          Nine months ended
                                                         December 31, 2006          December 31, 2005
                                                      (From April 1, 2006 to      (From April 1, 2005 to         YoY %
                                                        December 31, 2006)          December 31, 2005)          Change
---------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen             %
SI Revenues                                                             20,347                      14,263           42.7
---------------------------------------------------------------------------------------------------------------------------
                               Systems Integration                      10,254                       6,038           69.8
---------------------------------------------------------------------------------------------------------------------------
                              Outsourced Operation                      10,093                       8,225           22.7
---------------------------------------------------------------------------------------------------------------------------
Cost of SI                                                              15,514                      10,739           44.5
---------------------------------------------------------------------------------------------------------------------------
SI Gross Margin Ratio                                                     23.8%                       24.7%            --
---------------------------------------------------------------------------------------------------------------------------

3) Equipment sales

   Revenues from equipment sales were JPY 1,564 million for the nine months ended December 31, 2006. The gross margin of equipment sales was JPY 166 million and the gross margin ratio was 10.6%.

(Equipment Sales Revenue and Cost)
---------------------------------------------------------------------------------------------------------------------------
                                                         Nine months ended         Nine months ended
                                                         December 31, 2006          December 31, 2005
                                                      (From April 1, 2006 to      (From April 1, 2005 to         YoY %
                                                        December 31, 2006)          December 31, 2005)          Change
---------------------------------------------------------------------------------------------------------------------------
                                                         Millions of Yen              Millions of Yen             %
Equipment Sales Revenues                                                 1,564                       2,042         (23.4)
---------------------------------------------------------------------------------------------------------------------------
Cost of Equipment Sales                                                  1,398                       1,917         (27.0)
---------------------------------------------------------------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                                       10.6%                        6.2%         --
---------------------------------------------------------------------------------------------------------------------------

[Qualitative Information Regarding Changes in Consolidated Financial Position]

   Cash at the end of the nine months ended December 31, 2006 was JPY 13,955 million (JPY 12,920 million at the end of the nine months ended December 31, 2005).

(Net cash provided by operating activities)

   Net cash provided by operating activities was JPY 4,576 million for the nine months ended December 31, 2006 (net cash provided by operating activities was JPY 3,948 million for the nine months ended December 31, 2005). Operating income increased due to an increase in revenues from value-added services and systems integration.

(Net cash provided by (used in) investing activities)

   Net cash used in investing activities was JPY 1,097 million for the nine months ended December 31, 2006 (net cash provided by investing activities was JPY 971 million for the nine months ended December 31, 2005). Purchase of short-term and other investments of JPY 2,078 million and purchase of property and equipment of JPY 986 million offset proceeds from sales and redemption of short-term and other investments of JPY 2,107 million.

(Net cash provided by (used in) financing activities)

   Net cash used in financing activities was JPY 3,246 million for the nine months ended December 31, 2006 (net cash provided by investing activities was JPY 2,685 million for the nine months ended December 31, 2005). Repayments of short-term borrowings with initial maturities over three months and long-term borrowings of JPY 5,630 million, net decrease in short-term borrowings of JPY 3,405 million, principal payments under capital leases of JPY 2,574 million, repayments of securities loan agreement of JPY 1,496 million offset proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings of JPY 8,800 million and proceeds from securities loan agreement of JPY 1,058 million.

[Reference] Overview of Non-consolidated Financial Results for the Nine Months Ended December 31, 2006

(1) Results of Operations

                                                                           (Amounts less than one million yen are rounded)
------------------------------- ------------------------------ ----------------------------- ------------------------------
                                       Total revenues                Operating income               Ordinary income
------------------------------- ------------------------------ ----------------------------- ------------------------------
                                   Millions of Yen         %          Millions of Yen   %            Millions of Yen   %
Nine months ended December
31, 2006                                28,844            12.6            1,022        270.0           1,006         365.9
Nine months ended December
31, 2005                                25,610             8.0              276         50.8             216          575.0
------------------------------- ------------------------------ ----------------------------- ------------------------------
(For reference) Year ended
March 31, 2006                          37,458                              846                          737
------------------------------- ------------------------------ ----------------------------- ------------------------------

------------------------------- ------------------------------ ----------------------------- ------------------------------
                                         Net Income             Basic Net Income per Share   Diluted Net Income per Share
------------------------------- ------------------------------ ----------------------------- ------------------------------
                                    Millions of Yen      %                  Yen                            Yen
Nine months ended December
31, 2006                                 2,895         41.8                       14,171.51                      14,157.72
Nine months ended December
31, 2005                                 2,042        315.9                       10,570.31                      10,558.94
------------------------------- ------------------------------ ----------------------------- ------------------------------
(For reference) Year ended
March 31, 2006                           4,231                                    21,597.37                      21,565.07
------------------------------- ------------------------------ ----------------------------- ------------------------------

   (Notes)

   1) The weighted-average number of shares of common stock outstanding was 204,300, 193,164 and 195,910 for the nine months ended December 31, 2006, the nine months ended December 31, 2005 and the fiscal year ended March 31, 2006, respectively. IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers are calculated with the assumption that the stock spilt was made at the beginning of the fiscal year ended March 31, 2006.

   2) The percentage figures for the total revenues, operating income and others show an increase or decrease compared to the same quarter in the last fiscal year.

(2) Changes in Financial Position                                             (Amounts less than one million yen are rounded)
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                                                                Equity-to-Assets      Shareholders' Equity
                                     Total Assets       Shareholders' Equity           Ratio                per Share
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
                                   Millions of Yen        Millions of Yen                    %                     Yen
As of December 31, 2006                        30,397                 18,632                   61.3               91,201.14
As of December 31, 2005                        31,603                 16,480                   52.1               80,664.17
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------
(For reference) As of March
31, 2006                                       36,294                 18,223                   50.2               89,196.61
------------------------------- ---------------------- ---------------------- ---------------------- -----------------------

   (Note)
   The number of shares of common stock outstanding was 204,300, 204,300 and 204,300 as of December 31, 2006, December 31, 2005 and March 31, 2006,
   respectively.



4. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

                                                                           (Amounts less than one million yen are rounded)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Income before Income
                                  Total Revenues         Operating Income        Tax Expense (Benefit)          Net Income
-----------------------------------------------------------------------------------------------------------------------------
                                  Millions of Yen         Millions of Yen        Millions of Yen       Millions of Yen
Year ending March 31, 2007                   56,500                 3,400                  5,200                   5,200
------------------------------ ------------------------ ---------------------- ---------------------- -----------------------

(Reference) Net income per share for the fiscal year ending March 31, 2007, based on the target above: JPY 25,492

[Qualitative Information Regarding Results of Operations]

For the nine months ended December 31, 2006, the business environment in IIJ's key markets continued to be favorable such as demand from corporate customers for higher speed Internet connectivity services due to the expansion of network usage, demand for outsourcing services because of an increase of security incidents and an overall shortage of Internet engineers, and construction of corporate information technology networks based on Internet connectivity. For the nine months ended December 31, 2006, revenues increased stably in each of connectivity and value-added services and systems integration. The IIJ Group's consolidated financial results tend to fluctuate greatly in the fourth quarter when many companies in Japan have their fiscal year end. Revenues will exceed the previously announced target mainly due to the higher revenues from connectivity and value-added services and systems integration. Income before income tax expense (benefit) and net income will exceed the previously announced target along with an increase in operating income.

[Reference]   Target of Non-consolidated Financial Results for the Fiscal Year
              Ending March 31, 2007 (April 1, 2006 through March 31, 2007)

                                                                           (Amounts less than one million yen are rounded)
-----------------------------------------------------------------------------------------------------------------------------
                                   Total Revenues         Operating Income        Ordinary Income          Net Income
-----------------------------------------------------------------------------------------------------------------------------
                                  Millions of Yen         Millions of Yen        Millions of Yen       Millions of Yen
Year ending March 31, 2007                   41,000                 1,400                  1,400                   4,300
------------------------------ ------------------------ ---------------------- ---------------------- -----------------------

(Reference) Net income per share for the fiscal year ending March 31, 2007, based on the target above: JPY 21,047.48

5. Other Reference Information

IIJ announced its plan for the annual dividend for the fiscal year ending March 31, 2007 on February 8, 2007 as below:

------------------------------- ---------------------- ---------------------- ----------------------
                                  At the end of the      At the end of the
                                   interim period           fiscal year        Total annual dividend
------------------------------- ---------------------- ---------------------- ----------------------
Plan previously announced
(November 9, 2006)                        --                      --                      --

Plan revised this time                    --                  JPY 1,500               JPY 1,500
------------------------------- ---------------------- ---------------------- ----------------------
(Reference) Actual dividend
payment in the previous
fiscal year                               --                      --                      --
------------------------------- ---------------------- ---------------------- ----------------------

(Reference) Please see the press release "IIJ announces its plan for the annual dividend for the fiscal year ending March 31, 2007" that IIJ made on February 8, 2007 for the details.

(Note for the target of financial results and plan for the annual dividend)

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability above, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Consolidated Financial Statements (Unaudited)
(From April 1, 2006 through December 31, 2006)

(1) Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                   As of December 31, 2006          As of December 31, 2005   As of March 31, 2006
---------------------------------------------------------------------------------- ------------------------- -----------------------
                                            Thousands of
                                             U.S. Dollars  Thousands of Yen    %    Thousands of Yen     %   Thousands of Yen    %
---------------------------------------------------------- ---------------- ------ ------------------ ------ ---------------- ------
ASSETS
CURRENT ASSETS:

Cash                                              117,250       13,955,110                12,920,492              13,727,021

Accounts receivable, net of allowance for
doubtful accounts of JPY 24,690 thousand,
and JPY 17,268 thousand and JPY 23,411
thousand at December 31, 2006, December 31,
2005 and March 31, 2006, respectively              68,640        8,169,550                 6,732,241              11,962,304

Short term investment                                  99           11,809                        --                      --

Inventories                                         9,143        1,088,259                   706,657                 851,857

Prepaid expenses                                   13,132        1,562,891                 1,240,384               1,031,325

Other current assets, net of allowance for
 doubtful accounts of JPY 3,850 thousand,
 JPY 34,400 thousand and JPY 33,250 thousand
 at December 31, 2006, December 31, 2005 and
 March 31, 2006, respectively                       8,376          996,890                   127,593                 214,121
                                            -------------- ----------------        ------------------        ----------------
Total current assets                              216,640       25,784,509   56.7         21,727,367   49.4       27,786,628   54.8

INVESTMENTS IN AND ADVANCES TO EQUITY METHOD
 INVESTEES, net of loan loss valuation
 allowance of JPY 16,701 thousand, JPY
 31,378 thousand and JPY 16,701 thousand at
 December 31, 2006, December 31, 2005 and
 March 31, 2006, respectively                       8,473        1,008,407    2.2            473,954    1.1        1,162,971    2.3

OTHER INVESTMENTS                                  45,719        5,441,508   12.0          8,749,015   19.9        8,020,705   15.8

PROPERTY AND EQUIPMENT--Net                        79,123        9,417,245   20.7          9,554,859   21.7       10,299,496   20.3

INTANGIBLE ASSETS--Net                              5,641          671,429    1.5            632,224    1.5          632,594    1.2

GUARANTEE DEPOSITS                                 13,301        1,583,128    3.5          2,098,008    4.8        1,549,653    3.1

OTHER ASSETS, net of allowance for doubtful
 accounts of JPY 66,366 thousand, JPY 40,654
 thousand and JPY 40,980 thousand at
 December 31, 2006, December 31, 2005 and
 March 31, 2006, respectively                      13,081        1,556,832    3.4            716,725    1.6        1,252,942    2.5
                                            -------------- ----------------        ------------------        ----------------
TOTAL                                             381,978       45,463,058  100.0         43,952,152  100.0       50,704,989  100.0
                                            -------------- ----------------        ------------------        ----------------


------------------------------------------------------------------------------------------------------------------------------------
                                                   As of December 31, 2006          As of December 31, 2005   As of March 31, 2006
---------------------------------------------------------------------------------- ------------------------- -----------------------
                                            Thousands of
                                             U.S. Dollars  Thousands of Yen    %    Thousands of Yen     % Thousands of Yen      %
---------------------------------------------------------- ---------------- ------ ------------------ ------ ---------------- ------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                            47,051        5,600,000                 5,170,216               4,555,000
  Long-term borrowings--current portion             8,405        1,000,363                 2,388,977               1,989,963
  Payable under securities loan agreement           4,719          561,600                 1,128,960                 999,600
  Capital lease obligations--current portion       23,929        2,848,075                 2,825,959               3,003,914
  Accounts payable                                 48,799        5,808,051                 4,095,648              10,107,942
  Accrued expenses                                  5,588          665,112                   591,887                 540,027
  Other current liabilities                        16,757        1,994,410                 1,594,807               1,702,208
                                            -------------- ----------------        ------------------        ----------------
    Total current liabilities                     155,248       18,477,611   40.6         17,796,454   40.5       22,898,654   45.2
LONG-TERM BORROWINGS                                   --               --     --          1,000,363    2.3          290,000    0.6
CAPITAL LEASE OBLIGATIONS--Noncurrent              36,094        4,295,908    9.5          4,299,577    9.8        4,980,659    9.8
ACCRUED RETIREMENT AND PENSION COSTS                3,215          382,619    0.8            203,022    0.5          223,332    0.4
OTHER NONCURRENT LIABILITIES                        5,042          600,167    1.3            450,326    1.0          827,086    1.6
                                            -------------- ----------------        ------------------        ----------------
  Total Liabilities                               199,599       23,756,305   52.2         23,749,742   54.1       29,219,731   57.6
                                            -------------- ----------------        ------------------        ----------------
MINORITY INTEREST                                  12,043        1,433,341    3.2          1,152,396    2.6        1,263,320    2.5
                                            -------------- ----------------        ------------------        ----------------
COMMITMENTS AND CONTINGENCIES                          --               --     --                 --     --               --     --
SHAREHOLDERS' EQUITY:

Common-stock
--authorized, 377,600 shares; issued and
 outstanding, 204,300 shares at December 31,
 2006, December 31, 2005 and March 31, 2006       141,437       16,833,847   37.0         16,833,847   38.3       16,833,847   33.2

Additional paid-in capital                        223,485       26,599,217   58.5         26,599,217   60.5       26,599,217   52.5

Accumulated deficit                              (213,591)     (25,421,633) (55.9)       (31,621,887) (72.0)     (29,680,482) (58.5)

Accumulated other comprehensive income             19,713        2,346,219    5.2          7,323,075   16.7        6,553,594   12.9

Treasury stock--777 shares held by an equity
 method investee at December 31, 2006,
 December 31, 2005 and March 31, 2006                (708)         (84,238)  (0.2)           (84,238)  (0.2)         (84,238)  (0.2)
                                            -------------- ----------------        ------------------        ----------------

Total shareholders' equity                        170,336       20,273,412   44.6         19,050,014   43.3       20,221,938   39.9
                                            -------------- ----------------        ------------------        ----------------

TOTAL                                             381,978       45,463,058  100.0         43,952,152  100.0       50,704,989  100.0
                                            -------------- ----------------        ------------------        ----------------

------------------------------------------------------------------------------------------------------------------------------------

(Note)

The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in New York
 City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of December 29, 2006.

(2) Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Nine Months Ended        Fiscal Year Ended
                                        Nine Months Ended December 31, 2006      December 31, 2005        March 31, 2006
                                       -------------------------------------- ----------------------- -----------------------
                                       Thousands of   Thousands of % of total Thousands of % of total Thousands of % of total
                                        U.S. Dollars       Yen      revenues       Yen      revenues       Yen      revenues
-------------------------------------- -------------- ------------ ---------- ------------ ---------- ------------ ----------
REVENUES:
Connectivity and value-added services:

Dedicated access                              67,261    8,005,418               8,021,884              10,625,268

Dial-up access                                15,269    1,817,374               2,028,705               2,673,808

Value-added services                          46,281    5,508,337               4,495,343               6,249,891

Other                                         23,431    2,788,701               2,827,742               3,673,872
                                       -------------- ------------            ------------            ------------

Total                                        152,242   18,119,830              17,373,674              23,222,839

Systems integration                          170,955   20,347,104              14,262,542              23,504,537

Equipment sales                               13,143    1,564,205               2,042,933               3,085,208
                                       -------------- ------------            ------------            ------------

Total revenues                               336,340   40,031,139      100.0   33,679,149      100.0   49,812,584      100.0
                                       -------------- ------------            ------------            ------------
COST AND EXPENSES:

Cost of connectivity and value-added
 services                                    129,363   15,396,845              14,986,811              20,077,990

Cost of systems integration                  130,344   15,513,501              10,739,357              18,120,418

Cost of equipment sales                       11,755    1,399,048               1,916,824               2,818,036
                                       -------------- ------------            ------------            ------------

Total cost                                   271,462   32,309,394       80.7   27,642,992       82.1   41,016,444       82.4

Sales and marketing                           21,365    2,542,815        6.4    2,322,281        6.9    3,079,526        6.2

General and administrative                    22,691    2,700,746        6.7    2,152,014        6.4    3,147,315        6.3

Research and development                       1,025      121,977        0.3      117,182        0.3      158,155        0.3
                                       -------------- ------------            ------------            ------------

Total cost and expenses                      316,543   37,674,932       94.1   32,234,469       95.7   47,401,440       95.2
                                       -------------- ------------            ------------            ------------

OPERATING INCOME                              19,797    2,356,207        5.9    1,444,680        4.3    2,411,144        4.8
                                       -------------- ------------            ------------            ------------

OTHER INCOME:

Interest income                                   94       11,182                   9,669                  13,099

Interest expense                              (2,557)    (304,361)               (324,165)               (437,364)

Foreign exchange gains (losses)                   (2)        (254)                  3,313                   3,470

Gain on other investments--net                14,110    1,679,356               1,885,009               3,197,690

Other--net                                        45        5,377                  92,822                 190,520
                                       -------------- ------------            ------------            ------------

Other income--net                             11,690    1,391,300        3.5    1,666,648        4.9    2,967,415        6.0
                                       -------------- ------------            ------------            ------------

INCOME FROM OPERATIONS BEFORE INCOME
 TAX EXPENSE (BENEFIT), MINORITY
 INTERESTS AND EQUITY IN NET INCOME
 (LOSS) OF EQUITY METHOD INVESTEES            31,487    3,747,507        9.4    3,111,328        9.2    5,378,559       10.8
                                       -------------- ------------            ------------            ------------
INCOME TAX EXPENSE (BENEFIT)                  (7,286)    (867,187)      (2.2)     109,460        0.3      257,360        0.5

MINORITY INTERESTS IN EARNINGS OF
 SUBSIDIARIES                                 (1,639)    (195,035)      (0.5)    (242,799)      (0.7)    (353,883)      (0.7)

EQUITY IN NET INCOME (LOSS) OF EQUITY
 METHOD INVESTEES                             (1,351)    (160,810)      (0.4)      53,096        0.1      (13,746)      (0.1)
                                       -------------- ------------            ------------            ------------
NET INCOME                                    35,783    4,258,849       10.7    2,812,165        8.3    4,753,570        9.5
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                Nine Months Ended        Fiscal Year Ended
                                        Nine Months Ended December 31, 2006      December 31, 2005        March 31, 2006
                                       -------------------------------------- ----------------------- -----------------------
                                        U.S. Dollars      Yen                     Yen                     Yen
-------------------------------------- -------------- ------------ ---------- ------------ ---------- ------------ ----------
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES                   203,989                 192,872                 195,613
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES                 204,186                 193,161                 195,955
BASIC NET INCOME PER SHARE                       175       20,878                  14,580                  24,301
DILUTED NET INCOME PER SHARE                     175       20,858                  14,559                  24,258
-------------------------------------- -------------- ------------ ---------- ------------ ---------- ------------ ----------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in
   New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New
   York prevailing as of December 29, 2006.
2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005.

(3) Consolidated Statements of Shareholders' Equity
Consolidated statements of shareholders' equity for the nine months ended December 31, 2006
                                                                                                       (Unit: Thousands of Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Shares of
                                             Common
                                             Stock                 Additional                Accumulated
                                           Outstanding   Common      Paid-in   Accumulated      Other      Treasury    Total
                                           (Including     Stock      Capital      Deficit    Comprehensive   Stock
                                            Treasury                                            Income
                                             Stock)
                                            (Shares)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                        204,300  16,833,847  26,599,217  (29,680,482)     6,553,594  (84,238) 20,221,938
Net income                                                                       4,258,849                           4,258,849
Other comprehensive loss, net of tax                                                           (4,207,375)          (4,207,375)
                                                                                                                    -----------
Total comprehensive income                                                                                              51,474
------------------------------------------------------ ----------- ----------- ------------ -------------- -------- -----------
BALANCE, DECEMBER 31, 2006                    204,300  16,833,847  26,599,217  (25,421,633)     2,346,219  (84,238) 20,273,412
                                          ------------ ----------- ----------- ------------ -------------- -------- -----------

-------------------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the nine months ended December 31, 2006
                                                                                              (Unit: Thousands of U.S. Dollars)
-------------------------------------------------------------------------------------------------------------------------------
                                           Shares of
                                             Common
                                             Stock                 Additional                Accumulated
                                           Outstanding   Common      Paid-in   Accumulated      Other      Treasury    Total
                                           (Including     Stock      Capital      Deficit    Comprehensive   Stock
                                            Treasury                                            Income
                                             Stock)
                                            (Shares)
----------------------------------------- ------------ ----------- ----------- ------------ -------------- -------- -----------
BALANCE, APRIL 1, 2006                        204,300     141,437     223,485     (249,374)        55,063     (708)    169,903
Net income                                                                          35,783                              35,783
Other comprehensive loss, net of tax                                                              (35,350)             (35,350)
                                                                                                                    -----------
Total comprehensive income                                                                                                 433
BALANCE, DECEMBER 31, 2006                    204,300     141,437     223,485     (213,591)        19,713     (708)    170,336
                                          ------------ ----------- ----------- ------------ -------------- -------- -----------

-------------------------------------------------------------------------------------------------------------------------------
(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in
   New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New
   York prevailing as of December 29, 2006.

Consolidated statements of shareholders' equity for the nine months ended December 31, 2005
                                                                                                       (Unit: Thousands of Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Shares of
                                             Common
                                             Stock                 Additional                Accumulated
                                           Outstanding   Common      Paid-in   Accumulated      Other      Treasury    Total
                                           (Including     Stock      Capital      Deficit    Comprehensive   Stock
                                            Treasury                                            Income
                                             Stock)
                                            (Shares)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005                        191,800  13,765,372  23,637,628  (34,434,052)     8,690,125  (44,000) 11,615,073
Net income                                                                       2,812,165                           2,812,165
Other comprehensive loss, net of tax                                                           (1,367,050)          (1,367,050)
                                                                                                                    -----------
Total comprehensive income                                                                                           1,445,115
Issuance of common stock, net of issuance
 cost                                          12,500   3,068,475   2,961,589                                        6,030,064
Purchase of common stock by an equity
 method investee                                                                                           (40,238)    (40,238)
------------------------------------------------------------------------------ ------------ -------------- -------- -----------
BALANCE, DECEMBER 31, 2005                    204,300  16,833,847  26,599,217  (31,621,887)     7,323,075  (84,238) 19,050,014
                                          ------------ ----------- ----------- ------------ -------------- -------- -----------

-------------------------------------------------------------------------------------------------------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006
                                                                                                       (Unit: Thousands of Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                           Shares of
                                             Common
                                             Stock                 Additional                Accumulated
                                           Outstanding   Common      Paid-in   Accumulated      Other      Treasury    Total
                                           (Including     Stock      Capital      Deficit    Comprehensive   Stock
                                            Treasury                                            Income
                                             Stock)
                                            (Shares)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2005                        191,800  13,765,372  23,637,628  (34,434,052)     8,690,125  (44,000) 11,615,073
Net income                                                                       4,753,570                           4,753,570
Other comprehensive loss, net of tax                                                           (2,136,531)          (2,136,531)
                                                                                                                    -----------
Total comprehensive income                                                                                           2,617,039
Issuance of common stock, net of issuance
 cost                                          12,500   3,068,475   2,961,589                                        6,030,064
Purchase of common stock by an equity
 method investee                                                                                           (40,238)    (40,238)
------------------------------------------------------------------------------ ------------ -------------- -------- -----------
BALANCE, MARCH 31, 2006                       204,300  16,833,847  26,599,217  (29,680,482)     6,553,594  (84,238) 20,221,938
                                          ------------ ----------- ----------- ------------ -------------- -------- -----------

(4) Condensed Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------
                                                                                         Nine Months Ended  Fiscal Year Ended
                                                     Nine Months Ended December 31, 2006  December 31, 2005   March 31, 2006
                                                     ----------------------------------- ------------------ -----------------
                                                     Thousands of U.S.
                                                           Dollars      Thousands of Yen  Thousands of Yen  Thousands of Yen
---------------------------------------------------- ------------------ ---------------- ------------------ -----------------
OPERATING ACTIVITIES:

Net income                                                      35,783        4,258,849          2,812,165         4,753,570

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                                   27,177        3,234,615          3,083,743         4,209,037

Provision for (reversal of) doubtful accounts and
 advances                                                            0               25            (23,192)          (12,009)

Gains on other investments--net                                (14,110)      (1,679,356)        (1,885,009)       (3,197,690)

Foreign exchange losses (gains)                                     16            1,935            (13,904)           (7,825)

Equity in net loss (income) of equity method
 investees                                                       1,351          160,810            (53,096)           13,746

Minority interests in earnings of subsidiaries                   1,639          195,035            242,799           353,883

Deferred income tax expense (benefit)                          (10,278)      (1,223,275)            18,924          (230,841)

Others                                                           2,501          297,719             45,900           215,480

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable                      32,473        3,864,892            797,068        (4,460,173)

Increase in inventories, prepaid expenses and other
 current and noncurrent assets                                  (5,128)        (610,349)        (1,291,936)       (1,390,398)

Decrease in accounts payable                                   (34,679)      (4,127,491)          (815,811)        4,975,623

Increase in accrued expenses, other current and
 noncurrent liabilities                                          1,701          202,463          1,030,259         1,336,421
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                       38,446        4,575,872          3,947,910         6,558,824
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:

Purchase of property and equipment                              (8,287)        (986,367)          (716,701)         (919,366)

Purchase of short-term and other investments                   (17,461)      (2,078,224)          (581,336)         (674,569)

Investment in an equity method investee                               -                -                  -         (750,000)

Purchase of subsidiary stock from minority
 shareholders                                                     (232)         (27,559)          (192,142)         (192,142)

Proceeds from sales and redemption of short-term and
 other investments                                              17,703        2,107,022          2,251,661         3,613,239

Acquisition of a newly controlled company, net of                     -                -
 cash acquired                                                                                     229,457           229,457

Acquisition of businesses                                         (628)         (74,751)                  -                 -

Refund (payment) of guarantee deposits--net                       (146)         (17,396)           (43,811)          506,795

Other                                                             (166)         (19,743)            23,640            (8,564)
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities             (9,217)      (1,097,018)           970,768         1,804,850
-----------------------------------------------------------------------------------------------------------------------------

                                                                                         Nine Months Ended  Fiscal Year Ended
                                                     Nine Months Ended December 31, 2006  December 31, 2005   March 31, 2006
                                                     ----------------------------------- ------------------ -----------------
                                                     Thousands of U.S.
                                                           Dollars      Thousands of Yen  Thousands of Yen  Thousands of Yen
---------------------------------------------------- ------------------ ---------------- ------------------ -----------------
FINANCING ACTIVITIES:

Proceeds from issuance of short-term borrowings with
 initial maturities over three months and long-term
 borrowings                                                     73,937        8,800,000          1,000,000         1,000,000

Repayments of short-term borrowings with initial
 maturities over three months and long-term
 borrowings                                                    (47,300)      (5,629,600)        (1,876,679)       (2,986,056)

Proceeds from securities loan agreement                          8,887        1,057,680          3,897,440         4,897,040

Repayments of securities loan agreement                        (12,567)      (1,495,680)        (4,498,000)       (5,626,960)

Principal payments under capital leases                        (21,623)      (2,573,613)        (2,312,961)       (3,105,519)

Net increase (decrease) in short-term borrowings               (28,609)      (3,405,000)           445,583          (169,633)

Proceeds from issuance of common stock, net of                        -                -
 issuance cost                                                                                   6,030,064         6,030,064
-----------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities            (27,275)      (3,246,213)         2,685,447            38,936
-----------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                            (38)          (4,552)            29,890            37,934

NET INCREASE IN CASH                                             1,916          228,089          7,634,015         8,440,544

CASH, BEGINNING OF EACH PERIOD                                 115,334       13,727,021          5,286,477         5,286,477
-----------------------------------------------------------------------------------------------------------------------------

CASH, END OF EACH PERIOD                                       117,250       13,955,110         12,920,492        13,727,021
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL CASH FLOW INFORMATION:

Interest paid                                                    2,415          287,451            304,367           426,692

Income taxes paid                                                2,856          339,973            121,038           148,101

NONCASH INVESTING AND FINANCING ACTIVITIES:

Acquisition of assets by entering into capital
 leases                                                         14,635        1,741,877          2,308,588         3,842,952

Exchange of common stock investment due to merger:

Market value of common shares acquired                                -                -                  -            7,390

Cost of investment                                                    -                -                  -            2,584

Acquisition of business and a company:

Assets acquired                                                  1,985          236,307            843,485           843,485

Cash paid                                                         (628)         (74,751)          (733,589)         (733,589)

Liabilities assumed                                              1,357          161,556            109,896           109,896
-----------------------------------------------------------------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 119.02, which was the noon buying rate in
   New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New
   York prevailing as of December 29, 2006.

EXHIBIT 2
---------

  IIJ Announces its Plan for the Annual Dividend for the Fiscal Year
                         Ending March 31, 2007


    TOKYO--(BUSINESS WIRE)--Feb. 8, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it plans to pay an annual cash dividend for the fiscal year ending March 31, 2007 ("FY2006") in consideration to the recent financial results.

         The plan for the annual cash dividend for FY2006
             (From April 1, 2006 to March 31, 2007)

        Dividend per one share of common stock*: JPY 1,500

    * 400 American Depository Shares represent one share of common stock

    IIJ continues to make efforts to pay dividends to shareholders continuously and stably, while simultaneously enhancing its financial position, expanding its business in the mid and long-term and retaining earnings for new business development.

    IIJ eliminated its accumulated deficit in its non-consolidated financial statements by reducing additional paid-in capital and common stock in August 2006. As a result, IIJ expects to have retained earnings in its non-consolidated financial statements. IIJ's financial results for FY2006 have been in the favorable trend as it announced today. IIJ expects to pay dividends to its shareholders for the first time in its history for FY2006.

    IIJ plans to propose the dividend payment at its general shareholders' meeting that is scheduled to be held in June 2007.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    CONTACT: IIJ Corporate Communications
             +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/